UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549-1004





                                FORM U-9C-3


                     QUARTERLY REPORT PURSUANT TO RULE 58


                 For the quarterly period ended June 30, 1999





                             Northeast Utilities
                    ------------------------------------
                    (Name of registered holding company)





                      Selden Street, Berlin, CT 06037
                  ---------------------------------------
                  (Address of principal executive offices)





Name and telephone number of officer to whom inquiries concerning this report should be directed:

John J. Roman, Vice President and Controller
Telephone number: 860-665-5000





                                 GENERAL INSTRUCTIONS

A. Use of Form

   1. A reporting company, as defined herein, shall file a report on this form within 60 days after the end of each of the first three quarters, and within 90 days after the end of the fourth quarter, of the fiscal year of the registered holding company. The period beginning on the date of effectiveness of rule 58 and ending at the end of the quarter following the quarter in which the rule becomes effective shall constitute the initial period for which any report shall be filed, if applicable.

   2. The requirement to provide specific information by means of this form supersedes any requirement by order of the Commission to provide identical information by means of periodic certificates under rule 24; but does not so supersede and replace any requirement by order to provide information by means of an annual report on Form U-13-60.

   3. Information with respect to reporting companies that is required by Form U-13-60 shall be provided exclusively on that form.

   4. Notwithstanding the specific requirements of this form, this Commission may informally request such further information as, in its opinion, may be necessary or appropriate.

B. Statements of Monetary Amounts and Deficits

   1. Amounts included in this form and in related financial statements may be expressed in whole dollars, thousands of dollars or hundred thousands of dollars.

   2. Deficits and other similar entries shall be indicated by either brackets or parentheses. An explanation should be provided by footnote.

C. Formal Requirements

   This form, including exhibits, shall be filed with Commission electronically pursuant to Regulation S-T(17 CFR 232.10 et seq.). A conformed copy of each such report shall be filed with each state commission having jurisdiction over the retail rates of a public utility company that is an associate company of a reporting company. Each report shall provide the name and telephone number of the person to whom inquiries concerning the report should be directed.

D. Definitions

   As used in this form, the word "reporting company" means an energy-related company or gas-related company, as defined in rule 58(b). All other words and terms have the same meaning as in the Public Utility Holding Company Act of 1935, as amended, and the rules and regulations thereunder.





ITEM 1 - ORGANIZATION CHART

----------------------------------------------------
Instructions
------------

1. Complete Item 1 only for the first three calendar quarters of the fiscal year of the registered holding company.

2. Under the caption "Name of Reporting Company," list each energy-related and gas-related company and each system company that directly or indirectly holds securities thereof. Add the designation "(new)" for each reporting company of which securities were acquired during the period, and the designation "(*)" for each inactive company.

3. Under the caption "Percentage of Voting Securities Held," state the aggregate percentage of the outstanding voting securities of the reporting company held directly or indirectly by the registered holding company at the end of the quarter.

4. Provide a narrative description of each reporting company's activities during the reporting period.

----------------------------------------------------

                                                    Percentage                       Activities
                  Energy                            of Voting                        reported
Name of           or Gas  Date of      State of     Securities        Nature of      during the
Reporting Co.     Related Organization Organization Held              Business       period
----------------- ------- ------------ ------------ ----------------- -------------- ----------
NU                Holding 1/4/99       Connecticut  100% by           Unregulated       (A)
Enterprises, Inc.                                   Northeast         businesses
                                                    Utilities         holding
                                                                      company


Select            Energy  9/26/96      Connecticut  100% by           Invest in         (B)
Energy, Inc.                                        NU                energy-related
                                                    Enterprises, Inc. activities


Select            Gas     3/17/99      Connecticut  100% by           Invest in         None
Energy                                              NU                gas-related
Portland                                            Enterprises, Inc. activities
Pipeline, Inc.


Northeast         Energy  1/4/99       Connecticut  100% by           Invest in         (C)
Generation                                          NU                energy-related
Services                                            Enterprises, Inc. activities
Company




(A) NU Enterprises, Inc. is not the "reporting company" but is included in this
    Item 1 because it holds, directly or indirectly, voting securities issued by reporting companies as indicated above.


(B) Select Energy provides both wholesale and retail energy, and energy services. Select Energy participates in retail pilot programs and open-access retail electricity markets in the Northeast. Select markets natural gas as well as energy-related products and services in order to enhance its core electricity service and customer relationships. Select Energy is a registered retail electricity supplier in the states of Rhode Island, Massachusetts, New Hampshire, New Jersey, New York and Pennsylvania.
    Select Energy is a registered gas marketer in the state of Connecticut and also with certain local distribution companies in Massachusetts, Rhode Island, Pennsylvania, New York and New Jersey.

    On June 16, 1999 Select Energy purchased the New England retail customer contracts and associated natural gas supplies of Aurora Natural Gas LLC. Additionally, Select purchased the rights to utilize Aurora's metering technology in the 11-state Northeast region.

(C) Effective January 4, 1999, Northeast Generation Services Company (NGS) was established to provide a full range of energy-related operation and maintenance services for large industrial, institutional and power generation customers throughout the 11-state Northeast area. NGS' current business segments focus on providing turnkey manage and operate services
    (MOS) and also a full range of Industrial Services (IS) and Consulting Services (CS).

    MOS is a service that is designed for generation asset owners. NGS has the ability to offer station management and operation services with a focus on optimizing the value of that specific asset with the owner. Within the IS platform, its offerings include mechanical and electrical construction and maintenance services, as well as environmental maintenance/compliance services. Within the CS platform, the product and service offerings include engineering and environmental consulting services, with an emphasis on power plant system design.





ITEM 2 - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS

----------------------------------------------
Instruction
-----------
With respect to a transaction with an associate company, report only the type and principal amount of securities involved.
----------------------------------------------

                                                         Person
Company        Type of   Principal                       to Whom      Collateral  Consideration  Company      Amount of
Issuing        Security  Amount of    Issue or  Cost of  Security     Given With  Received for   Contributing Capital
Security       Issued    Security     Renewal   Capital  Was Issued   Security    Each Security  Capital      Contribution
-------------- --------  ------------ --------  -------  ------------ ----------  -------------  ------------ ------------
                                                                                                 NU
Select                                                                                           Enterprises,
Energy, Inc.   N/A           N/A        N/A      N/A     N/A          N/A          N/A           Inc.         $29,100,000

               Advance                                   NU
Select         from                                      Enterprises,
Energy, Inc.   Parent    $19,400,000   Issue     None    Inc.         None         None          N/A              N/A


Select
Energy
Portland
Pipeline, Inc. No transactions this quarter


Northeast
Generation
Services
Company        No transactions this quarter





ITEM 3 - ASSOCIATE TRANSACTIONS

-------------------------------------------------------------------------------
Instructions
------------

1. This item is used to report the performance during the quarter of contracts among reporting companies and their associate companies, including other reporting companies, for service, sales and construction. A copy of any such contract not filed previously should be provided as an exhibit pursuant to Item 6.B.

2. Parts I and II concern transactions performed by reporting companies on behalf of associate companies, and transactions performed by associate companies on behalf of reporting companies, respectively.
-------------------------------------------------------------------------------

Part I - Transactions performed by reporting companies on behalf of associate companies.

                                                                   Total Amount
                                                                      Billed*
Reporting               Associate
Company                 Company             Types of               Three months
Rendering               Receiving           Services                  ended
Services                Services            Rendered              June 30, 1999
----------------------- ------------------- --------------        -------------
                                                                    (Thousands
                                                                    of Dollars)

Select                  Northeast Utilities
Energy, Inc.            Service Company     Gas Services                $    25
                                                                  =============

Part II - Transactions performed by associate companies on behalf of reporting companies.

                                                                  Total Amount
                                                                    Billed*
Associate               Reporting
Company                 Company             Types of              Three months
Rendering               Receiving           Services                 ended
Services                Services            Rendered              June 30, 1999
----------------------- ------------------- --------------        -------------
                                                                   (Thousands
                                                                   of Dollars)

Northeast Utilities     Select              Supplies centralized
 Service Company        Energy, Inc.        accounting,
                                            administrative, data
                                            processing, engineering,
                                            financial, legal,
                                            operational, planning,
                                            purchasing and other
                                            services                      7,284

                                            Fuel sales                    4,620
                                            Special deposits             31,135
                                            Miscellaneous                   895
                                                                   ------------
                                                    Total               $43,934
                                                                   ============

Public Service Company  Select
 of New Hampshire       Energy, Inc.        Miscellaneous                    38
                                                                   ------------
                                                    Total               $    38
                                                                   ============

HEC INC.                Select
                        Energy, Inc.        Engineering services        $     6
                                                                   ============

Northeast Utilities     Northeast           Supplies centralized
 Service Company        Generation          accounting,
                        Services            administrative, data
                        Company             processing, engineering,
                                            financial, legal,
                                            operational, planning,
                                            purchasing and other
                                            services                        631

                                            Miscellaneous                    92
                                                                   ------------
                                                    Total               $   723
                                                                   ============
* 'Total Amount Billed' is direct costs only.






ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT

Investments in energy-related companies:
---------------------------------------
                                                  (Thousand of Dollars)

Total consolidated capitalization as of 6/30/99   $5,501,914          line 1

Total capitalization multiplied by 15%
 (line 1 multiplied by .15)                          825,287          line 2

Greater of $50 million or line 2                              825,287 line 3

Total current aggregate investment:
 (categorized by major line of
  energy-related business):
   Select Energy, Inc.                                36,446
   Northeast Generation Services Company                (696)
                                                  -----------         line 4
   Total current aggregate investment                          35,750
                                                             ---------

Difference between the greater of $50 million or 15% of
capitalization and the total aggregate investment of the              line 5
registered holding company system                            $789,537
                                                             =========


Investments in gas-related companies:
------------------------------------


Total current aggregate investment:
 (categorized by major line of
  gas-related business):
   Select Energy Portland Pipeline, Inc.                 ($1)
                                                  -----------
   Total current aggregate investment                             ($1)
                                                             =========





ITEM 5 - OTHER INVESTMENTS

-------------------------------------------------------------------------------
Instruction
-----------

This item concerns investments in energy-related and gas-related companies that are excluded from the calculation of aggregate investment under rule 58.
-------------------------------------------------------------------------------

Major Line      Other           Other
of Energy-      Investment      Investment
Related         in Last         in This          Reason for Difference
Business        U-9C-3 Report   U-9C-3 Report    in Other Investment
-------------   -------------   -------------    ------------------------


NONE






ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS

-------------------------------------------------------------------------------
Instructions
------------

A. Financial Statements

   1. Financial statements are required for reporting companies in which the registered holding company system has at least 50% equity or other ownership interest. For all other rule 58 companies, the registered holding company shall make available to the Commission such financial statements as are available to it.

   2. For each reporting company, provide a balance sheet as of the end of the quarter and income statements for the three-month and year-to-date periods ending as of the end of the quarter, together with any notes thereto. Financial statements shall be for the first three quarters of the fiscal year of the registered holding company.

   3. If a reporting company and each of its subsidiaries engage exclusively in a single category of energy-related or gas-related activity, consolidated financial statements may be filed.

   4. Separate financial statements need not be filed for inactive companies or for companies engaged solely in the ownership of interests in energy-related or gas-related companies.

B. Exhibits

   1. Copies of contracts required to be provided by Item 3 shall be filed as exhibits.

   2. A certificate stating that a copy of the report for the previous quarter has been filed with interested state commissions shall be filed as an exhibit. The certificate shall provide the names and addresses of the state commissions.

-------------------------------------------------------------------------------

A. Financial Statements

   Select Energy, Inc.:
     Balance Sheet - As of June 30, 1999
     Income Statement-Three months and six months ended June 30, 1999

   Select Energy Portland Pipeline, Inc.:
     Balance Sheet - As of June 30, 1999
     Income Statement-Three months and six months ended June 30, 1999

   Northeast Generation Services Company:
     Balance Sheet - As of June 30, 1999
     Income Statement-Three months and six months ended June 30, 1999

   Northeast Utilities (PARENT):
     Balance Sheet - As of June 30, 1999
     Income Statement-Three months and six months ended June 30, 1999

B. Exhibits

Exhibit No.    Description
-----------    -----------
6.B.1.1        The company certifies that a conformed copy of Form U-9C-3 for the previous quarter was filed with the following state commissions:

               Mr. Robert J. Murphy
               Executive Secretary
               Department of Public Utility Control
               10 Franklin Square
               New Britain, CT 06051

               Ms. Mary L. Cottrell, Secretary
               Massachusetts Department of Telecommunications and Energy 100 Cambridge Street
               Boston, MA 02202

               Mr. Thomas B. Getz
               Executive Director and Secretary
               State of New Hampshire
               Public Utilities Commission
               8 Old Suncook Road, Building One
               Concord, NH  03301-7319





SELECT ENERGY, INC.
BALANCE SHEET
(Unaudited)




                                                                 June 30,
                                                                   1999
                                                              --------------
                                                                (Thousands
                                                                of Dollars)
ASSETS
------
Current Assets:
  Cash                                                        $          71
  Accounts receivable                                                62,071
  Accounts receivable from affiliated companies                         147
  Taxes receivable                                                   17,624
  Fuel, materials and supplies, at average cost                          45
  Accrued utility revenue                                            12,220
  Prepayments and other                                               3,283
                                                              --------------
    Total current assets                                             95,461
                                                              --------------
Investments:
  Special Deposits                                                   18,739
                                                              --------------
    Total investments                                                18,739
                                                              --------------
Deferred Charges:
  Accumulated deferred income taxes                                     179
  Aurora goodwill                                                    22,819
  Unamortized debt expense                                              394
                                                              --------------
    Total deferred charges                                           23,392
                                                              --------------
Fixed Assets:
  Other                                                                 166
  Construction work in progress                                       4,045
                                                              --------------
    Total fixed assets                                                4,211
                                                              --------------


    Total Assets                                              $     141,803
                                                              ==============



Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the periods shown have been made.

See accompanying notes to financial statements.






SELECT ENERGY, INC.
BALANCE SHEET
(Unaudited)




                                                                 June 30,
                                                                   1999
                                                              --------------
                                                                 (Thousands
                                                                 of Dollars)
LIABILITIES AND STOCKHOLDERS' EQUITY
------------------------------------
Current Liabilities:
  Notes payable                                               $       6,500
  Advance from parent                                                19,400
  Accounts payable                                                   78,440
  Accounts payable to affiliated companies                           18,964
  Accrued taxes                                                         130
  Accrued interest                                                       28
  Other                                                                 480
                                                              --------------
    Total current liablilities                                      123,942
                                                              --------------

Long-term Liabilities and Deferred Credits:
  Other                                                                 815
                                                              --------------
    Total long-term liabilities and deferred credits                    815
                                                              --------------

Stockholders' Equity:
  Common stock--$1 par value.  Authorized
   100 shares; outstanding 100 shares                                  -
  Capital surplus, paid in                                           50,151
  Retained earnings                                                 (33,105)
                                                              --------------
    Total stockholders' equity                                       17,046
                                                              --------------





    Total Liabilities and Stockholders' Equity                $     141,803
                                                              ==============



Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the periods shown have been made.

See accompanying notes to financial statements.





SELECT ENERGY, INC.
INCOME STATEMENT
(Unaudited)




                                               Three Months       Six Months
                                                   Ended            Ended
                                                 June 30,          June 30,
                                                   1999              1999
                                              --------------    --------------
                                                (Thousands         (Thousands
                                               of Dollars)        of Dollars)

Operating Revenues                            $     127,375     $     213,805
                                              --------------    --------------
Operating Expenses:
  Operation--
    Fuel, purchased and interchange power           114,099           180,310
    Other                                            32,449            58,566
  Federal and state income taxes                     (7,363)           (9,843)
  Taxes other than income taxes                         262               751
                                              --------------    --------------
       Total operating expenses                     139,447           229,784
                                              --------------    --------------
Operating Loss                                      (12,072)          (15,979)
                                              --------------    --------------

Other loss                                             (278)             (172)
                                              --------------    --------------

       Loss before interest charges                 (12,350)          (16,151)
                                              --------------    --------------

Interest and financing costs                            251               700
                                              --------------    --------------

Net Loss                                      $     (12,601)    $     (16,851)
                                              ==============    ==============


Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the periods shown have been made.

See accompanying notes to financial statements.





SELECT ENERGY PORTLAND PIPELINE, INC.
BALANCE SHEET
(Unaudited)




                                                                  June 30,
                                                                   1999
                                                              --------------
                                                                (Thousands
                                                                of Dollars)
ASSETS
------
Current Assets:
  Taxes receivable                                            $           8
                                                              --------------
    Total current assets                                                  8
                                                              --------------
Investments:
  Other investments                                                   7,678
                                                              --------------
    Total investments                                                 7,678
                                                              --------------

       Total Assets                                           $       7,686
                                                              ==============



LIABILITIES AND STOCKHOLDERS' EQUITY
------------------------------------
Current Liabilities:
  Accounts payable                                             $           2
  Accounts payable to affiliated companies                             7,685
                                                               --------------
    Total current liabilities                                          7,687
                                                               --------------
Stockholders' Equity:
  Common stock--$1 par value.  Authorized
   100 shares; outstanding 100 shares                                   -
  Capital surplus, paid in                                               10
  Retained earnings                                                     (11)
                                                               --------------
    Total stockholders' equity                                           (1)
                                                               --------------

    Total Liabilities and Stockholders' Equity                 $       7,686
                                                               ==============




Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the periods shown have been made.

See accompanying notes to financial statements.







SELECT ENERGY PORTLAND PIPELINE, INC.
INCOME STATEMENT
(Unaudited)




                                         Three Months       Six Months
                                            Ended             Ended
                                           June 30,          June 30,
                                             1999              1999
                                        --------------    --------------
                                          (Thousands        (Thousands
                                          of Dollars)       of Dollars)

Operating Revenues                      $       -         $       -
                                        --------------    --------------

Operating Expenses:
  Operation and maintenance                        18                18
  Current income taxes                             (7)               (7)
                                        --------------    --------------
       Total operating expenses                     11                11
                                        --------------    --------------

Net Loss                                $          (11)   $          (11)
                                        ==============    ==============






Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the periods shown have been made.

See accompanying notes to financial statements.





NORTHEAST GENERATION SERVICES COMPANY
BALANCE SHEET
(Unaudited)




                                                                 June 30,
                                                                   1999
                                                              --------------
                                                                (Thousands
                                                                of Dollars)
ASSETS
------
Current Assets:
  Accounts receivable from affiliated companies               $          98
  Taxes receivable                                                      481
  Prepayments                                                            30
                                                              --------------
    Total current assets                                                609
                                                              --------------

    Total Assets                                              $         609
                                                              ==============



LIABILITIES AND STOCKHOLDERS' EQUITY
------------------------------------
Current Liabilities:
  Accounts payable                                            $       1,022
  Accounts payable to affiliated companies                              283
                                                              --------------
    Total current liabilities                                         1,305
                                                              --------------

Stockholders' Equity:
  Common stock--$1 par value. Authorized
   100 shares; outstanding 100 shares                                   -
  Capital surplus, paid in                                               10
  Retained earnings                                                    (706)
                                                              --------------
    Total stockholders' equity                                         (696)
                                                              --------------


    Total Liabilities and Stockholders' Equity                $         609
                                                              ==============




Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the periods shown have been made.

See accompanying notes to financial statements.







NORTHEAST GENERATION SERVICES COMPANY
INCOME STATEMENT
(Unaudited)




                                        Three Months       Six Months
                                            Ended             Ended
                                           June 30,          June 30,
                                             1999              1999
                                       --------------    --------------
                                         (Thousands        (Thousands
                                         of Dollars)       of Dollars)

Operating Revenues                     $         106     $         106
                                       --------------    --------------

Operating Expenses:
  Operation and maintenance                      255             1,151
  Federal and state income taxes                 (76)             (476)
  Taxes other than income taxes                   43               144
                                       --------------    --------------
       Total operating expenses                  222               819
                                       --------------    --------------
Operating Loss                                  (116)             (713)
                                       --------------    --------------

Other Income:
  Other, net                                    -                    7
                                       --------------    --------------
       Other income, net                        -                    7
                                       --------------    --------------

Net Loss                               $        (116)    $        (706)
                                       ==============    ==============




Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the periods shown have been made.

See accompanying notes to financial statements.






NORTHEAST UTILITIES (PARENT)

BALANCE SHEET
(Unaudited)
                                                                 June 30,
                                                                   1999
                                                              --------------
                                                                (Thousands
                                                                of Dollars)

ASSETS
------
Other Property and Investments:
  Investments in subsidiary companies, at equity              $   2,199,224
  Investments in transmission companies, at equity                   17,900
  Other, at cost                                                         54
                                                              --------------
                                                                  2,217,178
                                                              --------------


Current Assets:
  Notes receivable from affiliated companies                         22,300
  Notes and accounts receivable                                         571
  Accounts receivable from affiliated companies                       4,172
  Prepayments                                                            27
                                                              --------------
                                                                     27,070
                                                              --------------




Deferred Charges:
  Accumulated deferred income taxes                                   6,160
  Unamortized debt expense                                               46
  Other                                                               2,562
                                                              --------------
                                                                      8,768
                                                              --------------




      Total Assets                                            $   2,253,016
                                                              ==============




Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.






NORTHEAST UTILITIES (PARENT)

BALANCE SHEET
(Unaudited)
                                                                 June 30,
                                                                   1999
                                                              --------------
                                                                (Thousands
                                                                of Dollars)

CAPITALIZATION AND LIABILITIES
------------------------------
Capitalization:
  Common shares, $5.00 par value--Authorized
   225,000,000 shares; 137,237,564 shares issued and
   131,446,727 shares outstanding                             $     686,188
  Capital surplus, paid in                                          940,448
  Deferred benefit plan--employee stock ownership plan             (133,947)
  Retained earnings                                                 579,449
  Accumulated other comprehensive income                              1,524
                                                              --------------
    Total common shareholders' equity                             2,073,662
  Long-term debt                                                    152,000
                                                              --------------

         Total capitalization                                     2,225,662
                                                              --------------

Current Liabilities:
  Accounts payable                                                      742
  Accounts payable to affiliated companies                            3,233
  Long term debt--current portion                                    19,000
  Accrued taxes                                                       2,047
  Accrued interest                                                    1,969
  Other                                                                   2
                                                              --------------
                                                                     26,993
                                                              --------------

Other Deferred Credits                                                  361
                                                              --------------

      Total Capitalization and Liabilities                    $   2,253,016
                                                              ==============



Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.





NORTHEAST UTILITIES (PARENT)

STATEMENT OF INCOME
    (Unaudited)

                                                 Three Months       Six Months
                                                    Ended             Ended
                                                   June 30,          June 30,
                                                     1999              1999
                                               --------------    --------------
                                                 (Thousands        (Thousands
                                                 of Dollars)       of Dollars)

Operating Revenues                             $           0     $           0
                                               --------------    --------------

Operating Expenses:
  Operation expense                                     (671)              882
  Federal and state income taxes                      (3,265)           (4,827)
  Taxes other than income taxes                          (10)               (9)
                                               --------------    --------------
       Total operating expenses                       (3,946)           (3,954)
                                               --------------    --------------

Operating Income                                       3,946             3,954
                                               --------------    --------------

Other Income:
  Equity in earnings of subsidiaries                   7,008            27,955
  Equity in earnings of transmission companies           540             1,275
  Other, net                                          (2,712)           (2,097)
  Income taxes                                        (4,776)           (4,776)
                                               --------------    --------------
       Other income, net                                  60            22,357
                                               --------------    --------------

       Income before interest charges                  4,006            26,311
                                               --------------    --------------

Interest Charges:
  Interest on long-term debt                           3,679             7,441
  Other interest                                          99               198
                                               --------------    --------------
        Interest charges                               3,778             7,639
                                               --------------    --------------

Net Income for Common Shares                   $         228     $      18,672
                                               ==============    ==============

Earnings per Common Share                      $        0.00     $        0.14
                                               ==============    ==============

Common Shares Outstanding (average)              131,317,892       131,214,191
                                               ==============    ==============

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of the results of operations for the period shown have been made.

See accompanying notes to financial statements.




                                Northeast Utilities
                                Select Energy, Inc.
                        Select Energy Portland Pipeline, Inc.
                        Northeast Generation Services Company



                            Notes to Financial Statements


1.  About Northeast Utilities

    Northeast Utilities (NU) is the parent company of the Northeast Utilities system (the NU system). The NU system furnishes franchised retail electric service in Connecticut, New Hampshire and western Massachusetts through three wholly owned subsidiaries: The Connecticut Light and Power Company (CL&P), Public Service Company of New Hampshire (PSNH) and Western Massachusetts Electric Company (WMECO). Another wholly owned subsidiary, North Atlantic Energy Corporation (NAEC), sells all of its entitlement to the capacity and output of the Seabrook nuclear power plant to PSNH under two life-of-unit, full cost recovery contracts. A fifth wholly owned subsidiary, Holyoke Water Power Company (HWP), is also engaged in the production and distribution of electric power. The NU system also furnishes firm and other wholesale electric services to various municipalities and other utilities, and participates in limited retail access programs, providing off-system retail electric service. The NU system serves in excess of 30 percent of New England's electric needs and is one of the 24 largest electric utility systems in the country as measured by revenues.

    Several wholly owned subsidiaries of NU provide support services for the NU system companies and, in some cases, for other New England utilities. Northeast Utilities Service Company provides centralized accounting, administrative, information resources, engineering, financial, legal, operational, planning, purchasing and other services to the NU system companies. Northeast Nuclear Energy Company acts as agent for the NU system companies and other New England utilities in operating the Millstone nuclear generating facilities. North Atlantic Energy Service Corporation has operational responsibility for the Seabrook nuclear generating facility. Three other subsidiaries construct, acquire or lease some of the property and facilities used by the NU system companies.

    Charter Oak Energy, Inc. (COE), HEC Inc. (HEC), Mode 1 Communications, Inc, (Mode 1), Select Energy, Inc. (Select Energy), Select Energy Portland Pipeline, Inc. (SEPPI), NU Enterprises, Inc. (NUEI), Northeast Generation Company (NGC) and Northeast Generation Services Company (NGS) are other NU system companies which engage in a variety of activities.

    Directly and through subsidiaries, COE has an investment in a foreign utility company as permitted under the Energy Policy Act of 1992. This investment is accounted for on an equity basis based upon COE's level of participation. NU has put COE up for sale.

    HEC provides energy management services for the NU system's and other utilities' commercial, industrial and institutional electric customers. Mode 1 and Select Energy develop and invest in telecommunications and in energy-related activities, respectively.

    During the first quarter of 1999, NU established three new subsidiaries:
    NUEI, NGC and NGS. Directly or through multiple subsidiaries, these entities will engage in a variety of energy-related activities, including the acquisition and management of non-nuclear generating plants. NUEI, a direct subsidiary of the NU system, acts as the holding company for the system's unregulated businesses. Also, as of January 4, 1999, NU transferred three subsidiaries, Select Energy, HEC and Mode 1 to NUEI.

    During March 1999, NU also formed SEPPI, a single-purpose subsidiary of NUEI, for the purpose of acquiring a 5 percent partnership interest in the Portland Natural Gas Transmission System Partnership (PNGTS).

2.  About Select Energy

    NU organized NUSCO Energy Partners, Inc. (NEP), in 1996. NEP acquired PSNH's interest in the New Hampshire retail electric competition pilot program in late 1996. During 1997, NEP changed its name to Select Energy, Inc. Select Energy received approval from the Federal Energy Regulatory Commission to become a competitive wholesale power marketer effective December 1, 1998. Select Energy is a subsidiary of NUEI.

    Select Energy serves as a vehicle for participation in retail pilot competition programs and open-access retail and wholesale electric markets in the Northeast and other areas of the country as appropriate.
    In addition, Select Energy markets natural gas and develops and markets energy-related products and services in order to enhance its core electric service and customer relationships. Select Energy has taken steps to establish strategic alliances with other companies in various energy-related fields including fuel supply and management, power quality, energy efficiency and load management services.

3.  About Northeast Generation Services Company

    NGS, another subsidiary of NUEI, was formed on January 4, 1999. NGS provides management, operations, and maintenance services to the electric generation market and industrial and large commercial customers in the 11-state region. NGS also provides consulting services which includes engineering, construction management, permitting and compliance management.

4.  Public Utility Regulation

    NU is registered with the Securities and Exchange Commission (SEC) as a holding company under the Public Utility Holding Company Act of 1935 (1935
    Act). NU and its subsidiaries are subject to the provisions of the 1935 Act. Arrangements among the NU system companies, outside agencies and other utilities covering interconnections, interchange of electric power and sales of utility property are subject to regulation by the Federal Energy Regulatory Commission (FERC) and/or the SEC. The NU system operating subsidiaries are subject to further regulation for rates, accounting and other matters by the FERC and/or applicable state regulatory commissions.

5.  Presentation

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

6.  Special Deposits

    Special deposits include amounts representing collateral posted by the company should Select Energy become delinquent in payments under its various power purchase and sales agreements. The balance of special deposits on Select Energy's balance sheet at June 30, 1999 was approximately $18.7 million.

7.  Select Energy Agreement to Acquire Certain Assets of Aurora Natural Gas LLC

    On May 12, 1999, Select Energy entered into a $26 million asset purchase agreement with Aurora Natural Gas LLC of Dallas. This agreement was consummated on June 16, 1999. The purchase price was paid in cash ($19.5 million) and a short-term note payable ($6.5 million). Select Energy acquired Aurora's retail customer contracts and associated natural gas supplies in New England. In addition, Select Energy also purchased exclusive rights to AMNETTM, the energy data collection and management system developed by Aurora's affiliate, Aurion Technologies LLC. Select Energy will use the AMNET system to better manage and forecast real-time energy consumption for electricity, natural gas and water utilities.

8.  Advance from Parent

    Select Energy, Inc. received a cash advance ($19.4 million) from its parent, NU Enterprises, Inc. on June 30, 1999. Select Energy intends to repay the advance upon acquisition of external financing at an unspecified date in the future. No interest is being accrued on this transaction.








                      QUARTERLY REPORT OF SELECT ENERGY, INC.

                                  SIGNATURE CLAUSE





Pursuant to the requirements of the Public Utility Holding Company Act of 1935 and the rules and regulations of the Securities and Exchange Commission issued thereunder, the undersigned company has duly caused this report to be signed on its behalf by the undersigned officer thereunto duly authorized.








                       NORTHEAST UTILITIES
                  -----------------------------
                  (Registered Holding Company)




              By: /s/ John J. Roman
                  -----------------------------
                  (Signature of Signing Officer)




                      John J. Roman
                  -----------------------------
                  /s/ John J. Roman
                  Vice President and Controller
                  -----------------------------

                  Date: August 27, 1999
                  -----------------------------